  Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	March 17, 2021

Eldorado Gold Announces Ratification of Amended Investment Agreement by the Hellenic Republic

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) is pleased to announce that today the Greek Parliament voted to approve and ratify the amended Investment Agreement (the “Agreement”) that was signed on February 5, 2021 between the Hellenic Republic and Eldorado’s wholly-owned subsidiary, Hellas Gold S.A. The Agreement amends the 2003 Transfer Agreement and provides a modernised legal and financial framework for the further development, construction and operation of the Skouries, Olympias and Stratoni/Mavres Petres mines and facilities in northern Greece (collectively the “Kassandra Mines”).

The amendments in the Agreement take effect once published in the Greek Government Gazette, which is expected shortly.

The Agreement is mutually benefitial to Eldorado and the Hellenic Republic. For Eldorado, it provides investor protection mechanisms including a permitting framework similar to other large-scale foreign investment agreements in Greece. For the Hellenic Republic, it provides enhanced fiscal revenues, environmental benefits, and community development opportunities.

The Agreement includes an optimized Investment Plan for the Kassandra Mines which, subject to the issuance of any needed permits and approvals, will allow for:

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Completion of construction at Skouries and transition of the project into production;
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Expansion of Olympias to 650,000 tonnes per annum;
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Upgrades to the port facilities at Stratoni to allow for bulk shipment of concentrates;
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Further investment in exploration at Mavres Petres-Stratoni; and
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Continued study of on-site gold processing methods.

“We are extremely pleased to have achieved this next milestone as it relates to our Agreement with the Hellenic Republic,” said George Burns, President and CEO. “With the support of the Greek Parliament, we are another step closer to advancing these key projects, which present significant opportunities for Eldorado and the broad range of stakeholders involved in the Kassandra Mines.

“Ratification of this Agreement further signals Greece’s commitment to attracting and working with foreign investors. I am proud that Eldorado is a preferred partner to the Hellenic Republic. We will continue to bring leading safety and environmental practices to the development of Greece’s mineral resources for the benefit of its people.”

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, and Brazil. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contacts

Investor Relations
Jeff Wilhoit, Interim Head of Investor Relations
604.376.1548 or 1.888.353.8166 jeff.wilhoit@eldoradogold.com

Media
Louise Burgess, Director Communications & Government Relations
604.616.2296 or 1.888.363.8166 louise.burgess@eldoradogold.com

Cautionary Note About Forward-Looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: benefits of the Agreement at Kassandra Mines and timing of effectiveness, completion of contruction at Skouries and transition into production, including approval of dry stack tailings, upgrades to port facilities, plans for development and timing thereof, expansion at Olympias including EIA modification, future investments, on-ste gold processing methods, growth capital projects at its properties, including anticipated timing and benefits; commodity and currency price assumptions; duration, extent and other implications of COVID-19 and any restrictions and suspensions with respect to our operations; our expectations regarding the timing and quantity annual gold production; our expectation as to our future financial and operating performance, including expectations around generating free cash flow; working capital requirements; debt repayment obligations; use of proceeds from financing activities; expected metallurgical recoveries and improved concentrate grade and quality; gold price outlook and the global concentrate market; redemption of senior secured notes; risk factors affecting our business; our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines; and schedules and results of litigation and arbitration proceedings.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about: benefits of the Agreement at Kassandra Mines and timing of effectiveness, completion of contruction at Skouries and transition into production, including approval of dry stack tailings, upgrades to port facilities, and timing thereof, expansion at Olympias including EIA modification, future investments, how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing and cost of construction; the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs, expenses and working capital requirements; production, mineral reserves and resources and metallurgical recoveries; the impact of acquisitions, dispositions, suspensions or delays on our business; and the ability to achieve our goals. . In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: inability to achienve expected benefits of the Agreement at Kassandra Mines, delay in the effectiveness of the Agreement, inability to complete of contruction at Skouries and transition into production, including receipt of approval of dry stack tailings, inability to complete expansion at Olympias including completing the EIA modification, ability to meet production and cost guidance, global outbreaks of infectious diseases, including COVID-19; timing and cost of construction, and the associated benefits; recoveries of gold and other metals; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; information technology systems risks; continued softening of the global concentrate market; risks regarding potential and pending litigation and arbitration proceedings relating to our business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks; foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including environmental regulatory restrictions and liability; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility and the price of our common shares; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.